FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☑ No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number
1.	Telefónica Group: Presentation on quarterly results January-December 2010	2

Results January-December / 2010

Disclaimer This document contains statements that constitute forward looking statements about Telefonica Group (going forward, "the Company" or Telefonica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica. 1

2010 reinforces our track record as a highly predictable & reliable company GROUP FINANCIALS Strong top line growth backed by our high-class diversification: Latin America now 43% of Group sales Mobile data revenue up 19% (y-o-y organic); non-P2P SMS up 32% y-o-y organic Fast customer expansion, consolidating the basis for future growth (+7.2% y-o-y organic) Accelerating restructuring efforts to further enhance efficiency Benchmark profitability and cash generation Solid set of results Completed key strategic transactions Meeting guidance for 8 years in a row Robust financial position: leverage ratio within target range €1.40 DPS in 2010; 2011 dividend proposal of €1.60 (+14.3% y-o-y) Delivering on our commitments Acquisition of 50% of Brasilcel Spectrum investment in Germany, Mexico & Brazil to secure future growth Increased stake in China Unicom (2011) + + 2

GROUP FINANCIALS

Crystallizing the value of our diversification

€ in millions	Jan-Dec 2010	Chg 2010/2009	Organic chg 2010/2009
Revenues	60,737	+7.1%	+2.4%
Operating Income before D&A (OIBDA)	25,777	+14.0%	+0.8%
OIBDA Margin	42.4%	+2.6 p.p.	-0.6 p.p.
Operating Income (OI)	16,474	+20.7%	+4.5%
Net income	10,167	+30.8%	
OpCF (OIBDA-CapEx)	14,933	-2.7%	-1.7%

	Group Contribution by regions		
FY 10	Rev	OIBDA	OpCF
T. España	31%	39%	47%
T. Latam	43%	45%	41%
T. Europe	25%	18%	17%

T. Latam + T. Europe: 68% (+4 p.p. y-o-y) | 64% (+6 p.p. y-o-y) | 58% (+7 p.p. y-o-y)

- Positive impact in OIBDA from the revaluation[1] of our stake in Vivo partially offset by non-recurrent restructuring costs
- Positive effect of forex across the P&L despite Venezuelan Bolivar devaluation
- Full consolidation of Vivo from Q4 10

[1] IFRS 3 Revised – Business combinations

Organic growth assumes constant exchange rates as of 2009 (average fx) and excludes changes in the perimeter of consolidation: HanseNet since mid Feb10, Jajah in Jan-Dec 10, Telyco Marruecos in Jan-Dec 09 and Manx Telecom in Jul-Dec 09. It includes 100% of Vivo from Q4 09 and Q4 10 and Tuenti in Aug-Dec 09. OIBDA and OI figures do not include the impact of capital gains (Manx Telecom in Q2 10, Medi Telecom in Q4 09 and the revaluation of our pre-existing stake in VIVO in Q3 10), non-recurrent restructuring expenses, booked in H2 10, mainly related to personnel reorganization and firm commitments relating to the Telefónica Foundation's social activities. CapEx excludes the spectrum acquisition in Germany in Q2 10 and in Mexico in H2 10. Figures exclude hyperinflationary accounting in Venezuela in both years.

Telefónica, S.A
Investor Relations

Telefonica

3

Solid growth in EPS, up 31.6% y-o-y FY 10 EPS reached € 2.25 vs. target of €2.10 January-December 2010 € in millions (% change y-o-y) Revaluation of our stake in Vivo: € 3.8 Bn Non-recurrent restructuring expenses: € 1.3 Bn 25,777 -9,303 (+3.9%) D&A OIBDA +14.0% 76 (+59.8%) -2,649 (-19.9%) -3,829 +56.2% 95 c.s .. 16,474 10,167 OI Associates Financial expenses Taxes Minorities Net Income +20.7% +30.8% PPA on Vivo's acq.: € 84 m in Q4 10 ~€ 350 m/year in the next 5Y (E) € -191 m due to difference in market value of BBVA stake € -864 m tax assets reassessment in Colombia Impacted by the tax assets reassessment in Colombia GROUP FINANCIALS 4 Preliminary and unaudited PPA

Very high commercial activity focused on growth levers Total net adds x1.5 vs. 2009 organically, backed by higher gross adds and churn control Q4 10 net adds improved q-o-q and y-o-y Strong boost in Mobile Contract to 31% of the mobile base (+3 p.p. y-o-y organic) Positive MBB momentum, reaching the 22 m mark (1.6x vs. last year) Robust growth in FBB net adds: +44% organic vs. 2009, driven by improved quality Dec-10 y-o-y organic growth 63.9% Total Accesses: 288 m (+7.2% organic y-o-y) Mobile MBB FBB Pay TV Fixed accesses -2.7% 220 m 69 m 22 m 17 m 41 m 3 m 8.9% 15.9% Contract 10.9% 8.9% Accesses Capturing quality growth Organic figures and year-on-year growth: exclude Medi Telecom customers in 09, HanseNet in 10 and Manx Telecom both in 09 and 10. Cumulative net adds also exclude the disconnection of inactive customers made in Q2 10. GROUP FINANCIALS 5

Strong sales performance along the year Organic revenue (y-o-y growth) FY 10 Reported revenue (y-o-y growth) Organic Organic ex-MTR cuts GROUP FINANCIALS 5.4% FY 09 Q1 10 FY 10 -2.1% 1.7% H1 10 6.0% 9M 10 7.1% +9.2 p.p. Positive effect from forex and changes in the perimeter of consolidation Extracting the benefits of customer growth 1.5% FY 09 FY 10 0.2% 2.4% 3.4% +1.9 p.p. 6

Improved revenue profile Regional contribution to organic revenue growth Revenue mix by service FY 09 FY 10 2% 5% 18% 74% 1% 5% 15% 79% Others Applications & new business Accesses & Voice BB connectivity Solid growth across strategic areas Mobile data: +19% organic y-o-y FBB: +5% organic y-o-y Applications & new services: +12% organic y- o-y GROUP FINANCIALS +2.7 p.p. +1.0 p.p. -1.6 p.p. T. Espana T. Europe T. Latam +2.4% TEF Group +0.3 p.p. Others & Eliminations 7

GROUP FINANCIALS

Driving fast adoption of MBB to further boost revenue

MBB penetration in our mobile base


Dec-09
Dec-10
- 16% in Venezuela
- 7% in Chile
- 5% in Brazil
7%
10%
3%
5%
12%
20%
15%
21%
T. Group
T. Latam
T. España
T. Europe

FY 10 Mobile data revenue growth (organic y-o-y)


19.3%
32.4%
Total Mobile data
Non-P2P SMS

- **Customers with MBB devices + attached data rates now 10% of our total mobile base**, ~20% in Europe
- **Wider portfolio of devices**
- **Leveraging scale to further reduce device costs**
- **Tiered pricing** in our markets
- **Mobile data already 27% of MSR** (+3 p.p. y-o-y)

MBB penetration: Active MBB users in the last 3 months over total mobile customers.
Aggregate figures for Group mobile service revenue, mobile data revenue and non-P2P SMS data revenue.

Telefónica, S.A
Investor Relations
Telefónica
8

Benchmark underlying profitability GROUP FINANCIALS 9 Improved OIBDA trends along the year Cost reduction initiatives on track Maximizing benefits from global projects: € 200 m in 2010 Limited erosion in underlying profitability y-o-y despite higher commercial efforts: Reinvesting efficiencies to foster sales expansion: Commercial expenses up 6.9% organic y-o-y Interconnection costs down 0.8% organic vs. FY 09 on lower MTRs FY 10 margin ex-VIVO capital gain and H2 10 non-recurrent restructuring expenses . OIBDA Organic y-o-y growth OIBDA margin Organic y-o-y growth Q1 10 FY 10 -3.4% 0.8% Q1 10 FY 10 36.7% 38.3% -0.6p.p. y-o-y -1.6p.p. y-o-y +4.2p.p.

Higher CapEx to support growth in customers & volumes Strengthening our networks to foster top line growth: Focused CapEx: 77% oriented to growth and transformation 3G CapEx up 30% y-o-y in organic terms Spectrum acquisition in Germany (€ 1.4 Bn) & Mexico (€ 1.2 Bn) GROUP FINANCIALS y-o-y organic growth 8,228 FY 10 reported Ex spectrum FY 10 Reported +5.9% Organic 10,844 2,616 Spectrum licences CapEx € in millions FY 09 reported Ex spectrum FY 10 reported Ex spectrum 8,228 7,246 157 858 T. Espana T. Latam T. Europe -35 +8.4% -9.9% +12.7% 10 Growth and transformation CapEx excludes spectrum acquisitions.

Meeting our year-end targets for 8 years in a row OIBDA CapEx €7,646 m FY 10 Revenue FY 10/FY 09 +1.4% FY 10/FY 09 2010 GUIDANCE +1%/+3% 2010 GUIDANCE €7,450/7,650 m 2010 GUIDANCE +1%/+4% +3.8% ? ? EPS FY 10: € 2.25 ? 2010 GUIDANCE € 2.10 ? Figures according to guidance criteria. GROUP FINANCIALS 11

T. Espana: Delivering on 2010 priorities Maintain a strong commercial momentum (FBB & MBB) and market leadership to capture market recovery Reinvest efficiency gains in the short term to ensure business growth prospects Deliver a strong cash-flow generation Revenue Market Share (Estimated) FY 10 53.0% -1.3 p.p. y-o-y FY 10 46.9% -1.2 p.p. y-o-y Comparable OIBDA Margin Sound commercial activity: +10.5% y-o-y, focused on value MBB accesses: x1.7 y-o-y to 20% of total mobile accesses FBB net adds: + 6.6% y-o-y, solid market share at 53% Contract mobile gross adds: +24.5% y-o-y Fixed line losses: 18.3% lower than in 2009 Pay TV accesses: +12.1% y-o-y, gaining market share Supplies Subcontracts Personne l FY 10 OpEx (comparable y-o-y change) Bad debt Taxes -0.6 p.p. -1.1 p.p. -0.1 p.p. Total OpEx Limited erosion in OpCF after working capital (-5.5% y-o-y), leveraging an efficient management of WC Benchmark profitability despite increased CapEx (+8.4% y-o-y) focused on growth: 70% devoted to growth and transformation 3G to capture the MBB opportunity FBB & Pay TV to enhance our offer FY 10 €6.5 Bn 35.9% OpCF & Comparable Margin -1.5% y-o-y -3.0% y-o-y +3.7% y-o-y -0.6 p.p. Comparable terms for FY 10 y-o-y change include Tuenti in the period Aug-Dec 2009 and exclude the following effects: USO, real estate capital gains, Medi Telecom disposal capital gain, Telyco Morocco, TV Tax, revision of the estimates for the personnel commitments provided for in prior periods to 2009, non- recurrent restructurings costs, bad debt recovery and application sales. Operating Cash Flow after working capital: Operating collections less OpEx and CapEx payments. TELEFONICA ESPANA 12 +0.9 p.p.

TELEFÓNICA ESPAÑA

Top line impacted by regulation and increased competition in a difficult economic environment

T. España FY 10 Revenues (comparable y-o-y change)


Itx. & Roaming-in
FBB
Access & Voice (fixed)
Outgoing mobile voice + P2P SMS
Non-P2P SMS Mobile Data
Handsets & others
Data & IT
Others
Total
-1.7 p.p.
-0.1 p.p.
-2.4 p.p.
-2.3 p.p.
+0.6 p.p.
+0.2 p.p.
+0.6 p.p.
+0.7 p.p.
-4.4% y-o-y
Direct impact from regulatory measures: -1.4 p.p.

- **Wholesale revenues** impacted by regulatory measures (MTR, Roaming cuts, lowest ULL prices in Europe and below our costs)
- **Retail access & voice revenues** dragged by lower accesses & usage amid challenging macro conditions and strong competition

Wireless business


Outgoing voice ARPM
ARPU
MSR (comparable)
-9.3%
-5.6%
-8.3%
-7.3%
-9.1%
-7.2%
Q4 10 (y-o-y)
2010 (y-o-y)

- **Increased price competition** from traditional network competitors in Q4 10
- **Solid growth in connectivity revenues:** +54.3% y-o-y

Retail FBB business


ARPU
Revenues
-10.7%
-8.7%
-7.6%
-4.3%
Q4 10 (y-o-y)
2010 (y-o-y)

- **Further price competition** from integrated players
- **Focus on enhancing our offer** (perceived value)

Comparable terms for FY 10 and Q4 10 y-o-y change include Tuenti in the period Aug-Dec 2009 and exclude the following effects: USO, Telyco Morocco and application sales.

Telefónica, S.A
Investor Relations
Telefonica
13

There is still ample room to further increase our efficiency Reduction of Smartphone unit costs Value-based policy on handset subsidies .... optimizing our commercial costs... We are working to reshape our labour costs ... Less overhead: 6% reduction of manager positions Potential outsourcing of operations to service providers Further workforce restructuring processes New pay and benefits agreement with pay revisions not linked to CPI Network sharing Divestitures of non strategic activities .... and we will continue actively managing our portfolio of assets TELEFONICA ESPANA 14 Advancing towards Global Operations (e.g. European Datacenter) Global purchasing benefits .... further leveraging on global Group scale...

TELEFÓNICA LATAM

T.Latam: Sound profitable growth

Revenue
(Organic y-o-y growth)


+1.4p.p.
+5.3%
+6.7%
FY 09
FY10

- **Robust organic revenue growth leveraging fast customer expansion:**
  - Double digit growth in MSR
  - Sound Internet & Pay TV sales

OIBDA
(Organic y-o-y growth)


+5.7p.p.
+3.4%
+9.1%
36.5%
39.9%
Q1 10
FY 10
OIBDA margin

Profitability
(Organic y-o-y growth)


10,328
15,156
+46.7%
39.8%
39.9%
+0.9p.p.
+6.9%
Net Adds ('000)
OIBDA Margin
OpCF
FY09
FY10
y-o-y Organic

- **Solid profitability** leveraging scale & regional integrated model
- **Strong OIBDA margin** despite increased commercial efforts
- **OpCF organic growth exceeding revenue growth**

Organic growth assumes constant exchange rates as of FY 09 (average fx) and excludes hyperinflation accounting in Venezuela in both years. OIBDA, OIBDA margin, and OpCF exclude the capital gain from the revaluation of our pre-existing stake in VIVO in Q3 10 and Q4 10 non-recurrent restructuring costs.
OpCF excludes the spectrum acquisition in Mexico.

Telefónica, S.A
Investor Relations
Telefónica
15

Wireless: A perfect combination of voice and data growth TELEFONICA LATAM Organic Revenue growth (FY 10 y-o-y) Mobile Data Contract net adds/total Robust Commercial Activity FY 09 -40.3% FY 10 +28.7% MBB Total Customers Contract +10.8% +28.9% x1.9 >5% of customer base Accesses growth (Dec-10 y-o-y) Net adds (y-o-y) 46% Improving customer value -2.1% 40% 31% % non-P2P SMS Rev./Data Rev. 23% 19% % Data Rev./MSR FY 10 FY 09 43% 38% Data Rev. (Organic y-o-y growth) +9.2% +10.8% Customer growth (y-o-y) ARPU (y-o-y ex-fx) -0.2% 16 19% FY 09 FY 10 Total Outgoing Voice Data 12.0% +3.8p.p. +10.6p.p. 14.3% MSR Outgoing Revs.

Wireline: Enhanced quality fuelling commercial activity Latam Retail FBB y-o-y growth FBB growth acceleration for 5th quarter in a row Churn contention across services Successful bundling strategy; 86% of total FBB 35.6% Latam 22.0% Brazil 14.8% Arg. 24.0% +2.9p.p .. Chile 28.1% +2.3p.p .. Peru +3.2p.p .. +1.2p.p .. Col. 22.8% +3.0p.p .. +0.3p.p .. Internet & Pay TV rev/ Total rev (FY 10) y-o-y growth Latam Retail Fixed Accesses y-o-y growth Dec-10 24.4 -0.7% Net losses ('000) Accesses (m) Q4 09 -530 FY 09 -175 Q4 10 -53 FY 10 -1,066 7.4 Dec-10 +15.8% Net adds ('000) Accesses (m) Net adds ('000) Q4 09 123 FY 09 360 Q4 10 259 FY 10 1.016 x2.8 Slowdown of accesses y-o-y decline (-0.7% vs -2.6% in September) Churn improvement based on bundled offer and enhanced quality 66% of fixed accesses on bundles TELEFONICA LATAM Higher contribution from Internet & Pay TV revenue Sequential organic growth acceleration: +7.2% FY 10 vs. +6.4% 9M 10 17

Gradual improvement in financial metrics TELESP VIVO Sequential ramp up in financial metrics 9M 10 (y-o-y in l.c.) FY 10 (y-o-y ex-fx and perimeter) TELEFONICA LATAM +7.8% +9.1% Total Rev. MSR +8.4% OIBDA +0.2 p.p. OIBDA Margin +9.3% +11.4% +13.1% +1.1p.p. 9M 10 (y-o-y in l.c.) FY 10 (y-o-y in l.c.) -3.0p.p. Sustained improvement in commercial activity driven by enhanced quality Record FBB net adds in Telesp's history -408 Traditional Lines 39 681 2.9 FBB 81 FY 09 FY 10 Net Adds (^000) Solid customer growth leveraged on contract Sequential growth in ARPU for 3 quarters in a row On track on synergies generation Brazil: Sound momentum across business 18 +0.1% +3.3% Total Rev. FBB rev. -10.9% OIBDA -4.2 p.p. OIBDA Margin +0.2% +7.4% -7.5% Total Contract Net adds (mn) Customer y-o-y growth 60.3 m Dec-10 +16.5% 2.6 Q4 10 0.6 8.5 2.9 FY 10 Contract weight 22% 33%

Brazil: Tender offer for Vivo's ONs and Corporate Restructuring BoDs Approvals: Expected end Q1/Beginning Q2 11 TSP/VIVO GSMs Approvals (Assuming ANATEL approval) : Expected Q2 11 Close of restructuring: Expected H1 11 CVM approval of the tender offer: February 11th Filing of "Edital" and launch of the tender offer: February 16th End of offer period & "leilao": March 18th Settlement: Lump sum option (March 22nd); 2 instalments options (March 22nd and July/Oct) Cash-outflows (E): below € 800 m Tender offer for Vivo's ONs (11% free-float) Telesp/ Vivo Corporate Restructuring TELEFONICA LATAM 19

TELEFÓNICA LATAM

Good performance in key operations

% Telefónica Group Revenue Contribution

Mexico — 3.0%

- **Solid mobile customer growth** (+13.0% y-o-y), gaining market share
- **Strengthened position in MBB** after acquisition of spectrum
- **Repositioning of prepay offer** on track

Venezuela — 3.8%

- **Lower commercial activity** y-o-y on limited availability of handsets
- **Robust financials** despite devaluation with **MSR growth** (+21.3% y-o-y) pushed by data services (+47.4% y-o-y)
- **Solid OIBDA margin** (46.9%)

Peru — 3.2%

- **Growth** in total accesses driven by **2x mobile contract** base and **11% increase on FBB**
- **Positive growth in OIBDA and margin stabilization**

Argentina — 5.1%

- **Bundles leads to stable** traditional fixed accesses and steady FBB growth (+16.3% y-o-y)
- **Robust revenue increase** (+17.9% y-o-y) driven by FBB and MSR
- **Sequential ARPU improvement** based on contract and data

Chile — 3.6%

- **Wireline accesses stabilization** driven by FBB and Pay TV growth
- **Strong mobile customer growth,** focus in contract (30% of total)
- **Sound improvement in financial metrics**

Colombia — 2.5%

- **Steady accesses growth** (+10.7%) with positive evolution in all businesses
- **Sequential revenues acceleration** in fixed and mobile businesses
- **Improved growth in OIBDA and margins** throughout in 2010

Growth rates in financials are given in local currency. In Venezuela, excludes also hyperinflation accounting in both years.

Telefónica, S.A
Investor Relations

Telefónica 20

TELEFÓNICA EUROPE

T.Europe: Continuing strong performance

Accesses
(Dec-10; y-o-y growth)

Organic
% over total mobile base


+14.3%
Incl. HanseNet
+6.2%
56.3m
+6.0%
46.7m
+8.2%
49%
+45.6%
21%
Total Accesses
Total Mobile
Mobile Contract
MBB

- **High commercial activity focused on value:**
  - 72% of mobile net adds in Q4 on contract; +1 p.p. in contract mix
  - Broader smartphone portfolio
  - Strong increase in MBB penetration (+6 p.p. y-o-y)
  - Stable churn in very competitive markets

Revenue
(y-o-y growth)

Organic ex MTR
Organic


+3.2%
+1.1%
+5.4%
+1.7%
+6.5%
+3.2%
+6.4%
+3.7%
+6.7%
+4.4%
FY09
Q1 10
H1 10
9M10
FY10

- **Improving growth trends driven by data:**
  - Solid non-P2P SMS revenues, up 26.4% organic y-o-y in FY 10
  - Very strong performance of handsets sales (+22.5% y-o-y organic in FY 10)

FY 2010 Profitability
(y-o-y growth in comparable terms)


+4.9%
OIBDA
+16.6%
OpCF

- **Building profitability:**
  - FY 10 margin maintained in comparable terms despite increased commercial costs
- **Accelerated operating restructuring to enhance future efficiency**

Organic growth: assumes constant FX and excludes the consolidation of HanseNet (since mid February) and Jajah (January-December). Manx T. results in the second half of 2009 are excluded and the capital gain from its disposal in Q2 10. OIBDA also excludes non-recurrent restructuring expenses mainly related to personnel reorganization in H2 10 and CapEx excludes the acquisition of spectrum in Germany. HanseNet and Manx T. customers are excluded.
Comparable growth: organic growth and excluding additional non-recurrent effects: i) restructuring expenses, ii) USO, iii) real estate gains, and iv) the proceeds from the settlement agreement with T-Mobile in 2009.

Telefónica, S.A
Investor Relations
Telefónica
21

TELEFÓNICA EUROPE

T.O2 UK: Leading the wave of profitable data monetization

Mobile customer KPIs

y-o-y change


Dec-10 Customers
+4.3%
+9.8%
Total
Contract
% MBB/total
16%
23%
Dec-09
Dec-10

- **Strong momentum in MBB, while excelling the core:**
  - New tiered tariffs taken by 36% of consumer contract data users
  - Market leading contract churn kept at 1.1%
  - Contract base is 47% over total (+2 p.p. y-o-y)

MSR
(y-o-y growth)

Q4 10
FY 10


7.9%
5.6%
Reported
8.7%
9.2%
Ex-MTRs

- **Continued top line growth to 6.5% y-o-y in FY 10:**
  - ARPU increased 1.2% y-o-y ex MTRs
  - Non-P2P SMS revenue: +32% y-o-y
  - Handset sales up 9.2% y-o-y on growing demand for smartphones & lower subsidies

Profitability
(y-o-y comparable growth)

comparable y-o-y change


OIBDA
+11.0%
+7.2%
Q4 10
FY 10
OIBDA margin
24.7%
25.4%
+0.5 p.p.
+0.2 p.p.
Q4 10
FY 10

- **Business reorganization to capture new opportunities and customer service enhancement:**
  - Continued efficiency offsets higher commercial costs
  - Restructuring costs of € 72 m booked in Q4 10
  - Increased CapEx to give best network quality

Comparable growth. Excluding non-recurrent restructuring expenses in 2009 and in 2010 (mainly related with headcount and shops).
Growth rates in financials are given in local currency.

Telefónica, S.A
Investor Relations

Telefonica 22

T.O2 Germany: Maintaining strong momentum Leveraging our network and integrated approach: Building scale in core mobile (+18% y-o-y net adds) iPhone and smartphone tariffs were 80% of commercial activity in Q4 Retail FBB net adds in Q4 (x2.6 q-o-q) driven by integrated distribution with HanseNet Profitable growth on the right foundations: OpCF : 3.4x y-o-y comparable Tangible synergies from HanseNet integration LTE rollout on track; 99% planned sites owned: CapEx down due to network rollout completion Solid revenue growth on strong fundamentals: Sequential acceleration in MSR ex- MTR cuts Non-P2P SMS revenue: +31% y-o-y to 42% of data revenues Strong handset sales in Q4 from higher demand for smartphones through "My Handy" Comparable growth: excludes the consolidation of Hansenet since mid February , non-recurrent restructuring expenses in H2 10 and in 2009 mainly related with personnel reorganization and the acquisition of additional spectrum. FY 10 OIBDA +11.6% +10.1% Q4 10 FY 10 Q4 10 25.8% 25.3% +0.5 p.p. +0.4 p.p. OIBDA margin (ex-restructuring) Profitability (comparable y-o-y growth) Customer Base (y-o-y growth) % Contract Mobile Net Adds ('000) Dec-10 Mobile base +7.2% Total Contract +9.9% Q4 10 421 FY 10 1,542 54% Revenue (y-o-y organic growth) Q4 10 FY 10 TELEFONICA EUROPE 23 MSR (ex-MTR cuts) 9.8% 7.9% Total Revs. 3.8% 4.9%

GROUP FINANCIAL EXPENSES AND DEBT

Leverage ratio within target range after Brasilcel acquisition

Net Financial Debt Evolution


€ in millions
43,551
-8,466
+834
+6,755
+8,554
+4,365
55,593
• Includes pending payments on Brasilcel acquisition
Net Fin. Debt Dec-09
FCF Post-Minorities
Commitments cancellation
Shareholder remuneration
Net Financial Investments
FX, accruals and others
Net Fin. Debt Dec-10

Total Net Debt + Commitments/OIBDA (FY 10)


2.22x OIBDA
25,777
2.41x OIBDA
2.50x OIBDA
Reported OIBDA
9M 50% Vivo OIBDA
Sale of fixed assets & non-recurrent restructuring expenses
OIBDA¹
Non-recurrent restructuring expenses other than commitments to TEF Foundation
OIBDA²

- Leverage target (Total Net Debt + Commitments €57.3 Bn) not exceeding the 2.5x OIBDA limit

(1) OIBDA excludes results on the sale of fixed assets and non-recurrent restructuring expenses and includes 100% of Vivo's OIBDA for the full year 2010.
(2) OIBDA excludes results on the sale of fixed assets and non recurrent restructuring expenses, but firm commitments related to the Telefónica Foundation's social activities, and includes 100% of Vivo's OIBDA for the full year 2010.

Telefónica, S.A
Investor Relations
24

Contained interest expense and strong liquidity position Contained interest expenses at 5% while increasing the amount of fixed debt in a low interest rate environment Reinforced liquidity position thanks to unused committed lines increased by €1.8bn in 2010 Recent 2011 issuances cover full net maturities in the year while increasing average debt life above 6 years after new issuances Average debt life calculated as of Dec-10, including € 1,200 m and $ 2,750 m bond issuances made in 2011. 25 € in billions Fixed Debt Dec-09 24.0 Dec-10 36.7 29.9 3.0 2012 6.7 2011 € in billions Dec-10 Maturity profile and Average net debt life Unused committed credit lines Undrawn Credit lines Dec-10 11.0 € in billions Includes undrawn amount on new syndicated to cover pending payments on Brasilcel acquisition (€ 2Bn) 9.0 (ex-Brasilcel) Undrawn Credit lines Dec-09 7.2 +1.8 Cost of Debt Net interest Expenses -2,502 FX results -147 Total Financial Results -2,649 Total Average Net Debt 49,999 FY 10 Cost of Debt ex-fx of 5.0% Covered by new issuance €1.2 Bn (Jan) & $2.75 Bn (Feb) 5.7 years >6 years after 2011 new issuances1 Average net debt life Dec-10 6.8 Bn Forward starting swaps fixing debt in 2011 REFINANCED GROUP FINANCIAL EXPENSES AND DEBT € in millions

GROUP FINANCIALS

2011 guidance: continued focus on growth

Steady revenue growth

- Strong momentum in LatAm & further outperformance of T. Europe to outpace decline in Spain:
  - Fully exploiting mobile data opportunity in our markets
  - Capturing quality growth
  - Negative impact from severe regulation across European footprint

Industry leading profitability

- Balancing profitability with higher commercial activity
- Setting the basis for a profitable MBB growth
- Continue to leverage Group scale opportunities and global initiatives

Higher CapEx to deliver future growth

- Improved networks capabilities to support growth in mobile data
- Further upgrades in FBB networks
- Continue to leverage Group scale opportunities and global initiatives

€in millions	Adjusted Base 2010	Guidance 2011
Revenues	63,144	Up to 2%
OIBDA Margin	38.0%	Upper 30s Limited erosion y-o-y
CapEx	8,541	~9,000

Figures according to guidance criteria.

Telefónica, S.A
Investor Relations
Telefonica 26

Maintaining premium returns on strong FCF generation €1.40 €1.75 Dividend coverage >1 Tactical share buybacks to be considered for FCF excesses €1.15 €1.60 FY 09 FY 10 FY 11 FY 12 Leverage target: Total net debt+ commitments/OIBDA at 2.0/2.5x. M&A focused on acquiring spectrum in current markets to secure future growth Leverage ratio within target range Active management of our non-core asset portfolio Delivering on dividend policy (growing DPS) +14.3% y-o-y 27 GROUP FINANCIALS

Regional priorities T. LATAM T. EUROPE Defend revenue market leadership: Rational commercial approach focused on customer value Capture growth opportunities leveraging our integrated offer: Total BB, Pay TV and ICT services (SMEs & corporates) Disciplined CapEx, growth oriented Further reshaping of our cost structure T. ESPANA Speed up the capture of all the value of integration: Special focus on Brazil Strengthen our bet in broadband, leveraging on a valuable fixed & mobile offer Reinforce our market position, focusing on customer value as the driver for growth Further develop our unique infrastructure: Continue investing for growth Increase value of customer base: Enhance contract share Increase data usage providing basis for data monetization Improve efficiency: Higher customer investment offset by delivery of restructuring programs and Group global initiatives Optimizing CapEx through cost initiatives and partnerships GROUP FINANCIALS 28

Closing remarks Solid set of results in 2010 Delivering on our commitments Completed key strategic transactions Continued focus on growth and maintaining premium returns in 2011 Leveraging our integrated asset portfolio to fully capture the digital world opportunity GROUP FINANCIALS 29

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: February 25th, 2011	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Strategy Officer